SECUR 02021076 IMISSION

SEC FILE NO.
8-48586

RECEIVED SEC MAIL PROCESSING SECTION
SEP 30 2002
WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 AND ENDING 06/30/02.
(mm/dd/yy) (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICAL USE ONLY
FIRM ID. NO

NEXT ADVISORS SECURITIES, ~~LLC~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1731 TECHNOLOGY DRIVE, SUITE 340
(No and Street)

SAN JOSE	CALIFORNIA	95110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH KABANEK (408) 573-7500
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

P F Monaghan & Co., Certified Public Accountants
(Name- if individual, state last, first, middle name)

24 Sunset Drive	Yonkers,	New York	10704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
OCT 25 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e)(2).*

OATH OR AFFIRMATION

I, **ELIZABETH KABANEK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NEXT ADVISORS SECURITIES, LLC**, as of **JUNE 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Elizabeth Kabanek
Signature

Compliance Officer
Title

subscribe & sworn before me this 27th day of Sept 2002

Donald Ryals
Notary Public

DONALD L. RYALS
Commission #1238396
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2003

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
(X)	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(1)	An Oath or Affirmation.
(X)	(m)	A copy of the SIPC Supplemental Report.
(X)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report in Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. Jla-5(e)(3).*

Next Advisors Securities, LLC
Annual Audit Report
June 30, 2002

Next Advisors Securities, LLC

Table of Contents

P F MONAGHAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
24 SUNSET DRIVE
YONKERS, NEW YORK 10704

PHONE: 1-914-966-7200 FAX: 1-914-966-7300
E-MAIL: PFMONAGHANCPA@AOL.COM

Independent Auditor's Report

Board of Directors
Next Advisors Securities, LLC
San Jose, California

We have audited the accompanying statement of financial condition of Next Advisors Securities. LLC (a Delaware Limited Liability Company) as of June 30, 2002, and the related statements of income (loss), retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Because of inadequacies in the Company's accounting records, we were unable to form an opinion regarding the amount of the Company's overhead expenses, paid for by the Company's parent, and the related paid in capital omitted from the financial statements.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves about the amount of overhead expenses and the related paid in capital, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Next Advisors Securities, LLC at June 30,2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in footnotes to the financial statements, the Company has suffered recurring losses from operations and a reliance on future capital contributions that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P F Monaghan + Co.

September 25, 2002

Next Advisors Securities, LLC
Statement of Financial Position
June 30, 2002

		2002
ASSETS		
Cash and cash equivalents	$	3,739
Clearance account		28,937
Securities at cost		3,300
Commissions receivable		0
Due from affiliate		0
Other assets		36,616
Total assets	**$**	72,592
LIABILITIES		
Accounts payable and accrued expenses	$	6,372
Commissions payable		0
Taxes payable		0
Total liabilities		6,372
SHAREHOLDERS EQUITY		
Common Stock		136,000
Paid in capital		468,184
Retained deficits		(537,964)
Total shareholders equity		66,220
Total liabilities and shareholders equity	**$**	72,592

The accompanying Notes to Financial Statements are an integral part of these statements.

Next Advisors Securities, LLC
Statement of Income (Loss)
For the year ended June 30, 2002

		2002
REVENUE:		
Commissions:		
Exchange listed securities	$	4,100
Listed options transactions		408
Other securities		23,601
Investment company shares		36,864
Other revenue		26,991
Total revenue		91,964
EXPENSES:		
Officers salaries		0
Employee salary & benefits		44,963
Commissions to broker-dealers		9,418
Regulatory fees & expenses		14,887
Other expenses		13,080
Depreciation		0
Total expenses		82,348
Net Profit / (Loss)	$	9,616

The accompanying Notes to Financial Statements are an integral part of these statements.

Next Advisors Securities, LLC
Statement of Changes in Shareholders Equity
For the year ending June 30, 2002

	Common Stock	Paid in Capital	Retained Earnings	Shareholder's Equity
June 30, 2001	136,000	468,184	(547,580)	56,604
Sale of Common Stock	-	-	-	-
Contribution of Paid in Capital	-	-	-	-
Net Income (Loss)	-	-	9,616	9,616
June 30, 2002	136,000	468,184	(537,964)	66,220

The accompanying Notes to Financial Statements are an integral part of these statements.

Next Advisors Securities, LLC
Statement of Cash Flows
for the year ending June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		2002
Change in net assets		
Adjustments to reconcile change in net assets to net cash	$	9,616
provided by operating activities		
Depreciation and amortization		0
(Increase) decrease in		
Clearance account		(3,741)
Commissions receivable		4,855
Due from affiliate		29,656
Other assets		(36,616)
		3,770
Increase (decrease) in		
Accounts payable and accrued expenses		747
Commissions payable		(4,492)
Taxes Payable		(1,600)
Other payables		-
		(5,345)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Notes Payable		0
		0
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Asets		0
Proceeds from Sale of Stock		0
Proceeds from Paid in Capital		0
		0
Net increase (decrease) in cash		(1,575)
CASH AND CASH EQUIVALENTS, *beginning of year*		5,314
CASH AND CASH EQUIVALENTS, *end of year*	**$**	**3,739**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	**$**	**-**
Cash paid during the year for taxes	**$**	**1,600**

The accompanying Notes to Financial Statements are an integral part of these statements.

Next Advisors Securities, LLC
Notes to the Financial Statements
June 30, 2002

Note 1 - Organization

Next Advisors Securities, LLC ("the Company") was originally incorporated in the State of California and approved for membership by the NASD in 1995 under the name of A*TradeUSA.com, Inc. The Company was a wholly owed subsidiary of A Trade, Inc., which has been purchased in whole by Next Advisers. Inc. During the current fiscal year the company changed its name and type of entity to Next Advisors Securities, LLC a Delaware Limited Liability Company ("LLC"). The Company's primary source of revenue is commissions generated from customer securities transactions.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions Receivable

Commissions receivable consist of amounts due from the Company's clearing broker, Investec Ernst & Company, arising from customer securities transactions and amounts due from various funds. The Company considers these receivables to be fully collectible at June 30, 2002.

Securities Transactions

The Company clears all customers' transactions on fully disclosed basis in accordance with its clearing agreements with Investec Ernst & Company. Commission income and related expenses generated from customer securities transactions are recorded on a trade date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company files separate federal and state income tax returns. To date the company is has not been included in any consolidated federal or state income tax returns.

Note 2 - Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than required clearing deposits, to be cash equivalents.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 3 - Deposits at Clearing Organization

Under the Company's clearing agreement, a deposit of $25,000 is required to be held at the Company's clearing broker, Investec Emst & Company, as of June 30, 2002.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At June 30, 2002, the Company had net capital of $ 33,983 of which was $28,983 in excess of its required net capital.

Note 5 - Related Party Transactions

Next Advisors, Inc. owns all of the stock of A Trade, Inc., the Company's parent. The Company is now a wholly owned subsidiary of Next Advisors, Inc. If these companies were to report on a combined basis, the results of operations and financial position could differ significantly.

A Trade, Inc. and subsequently Next Advisors, Inc. paid various overhead expenses attributable to the Company in accordance with an overhead sharing agreement. The amount of these payments has not been quantified.

Note 6 - Income Taxes

The components of the current income tax provision for the year ended June 30, 2002 is $ 800 for state taxes. The Company's total deferred tax assets and liabilities as of June 30, 2002 are offset by a valuation allowance bringing the net deferred federal and state taxes to $ 0 as of June 30, 2002.

The deferred tax assets are the result of federal and state net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance has been established.

Note 7 - Going Concern

These financial statements are presented on a basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has suffered recurring losses from operations and a reliance on future capital contributions that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The accompanying financial statement shows that expenses exceed operating revenue and the Company's parent, Next Advisors, Inc., has added substantial capital to continue operations. The management of Next Advisors, Inc. is committed to continue to capitalize the Company as necessary.

SUPPLEMENTAL INFORMATION

Next Advisors Securities, LLC

Schedule I
Computation on Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of June 30, 2002

Net Capital

Total stockholder's equity qualified for net capital		$ 66,220
Less: Non-allowable assets		
Deposit at clearing organization	$ 28,937	
Commissions receivable	-	
Securities owned	3,300	
Due from affiliate	-	
Total non-allowable assets		32,237
Net Capital		33,983
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $6,372 or $5,000, whichever is greater 5,000		5,000
Excess net capital		$ 28,983

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of June 30,2002

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 22,038
Increase in stockholder's equity	9,616
Increase in non-allowable assets	(14,765)
Other adjustments	-
Net capital per above computation	$ 16,889

Next Advisors Securities, LLC

Schedule II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

June 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2)(ii) of the Rule.

P F MONAGHAN & CO.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
24 SUNSET DRIVE
YONKERS, NEW YORK 10704

PHONE: 1-914-966-7200 FAX: 1-914-966-7300
E-MAIL: PFMONAGHANCPA@AOL.COM

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Next Advisors Securities, LLC
San Jose, California

In planning and performing our audit of the financial statements and supplemental schedules of Next Advisors Securities, LLC (the Company) for the year ended June 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is " subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and control activities and their operation to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2002, and this report does not affect our report thereon dated September 25, 2002.

(i) During the year ended June 30, 2002, the Company was not in compliance with certain of the commission's record keeping requirements of Rule 17a-3, and in turn financial responsibility rules, which resulted in the failure to properly record overhead expenses paid by the Company's parent and the related capital contributions for the current period. No corrective has been taken as of this report date to establish procedures to properly report overhead expenses and related capital contributions paid by the Company's parent.

(ii) The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

(iii) Periodic reconciliation of general ledger account details to the general ledger control accounts is not performed on a periodic basis.

(iv) Periodic reconciliation of general ledger cash account details to the general ledger control accounts and bank statements are not performed on a periodic basis.

(v) Quarterly and annual reports of Employer taxes and employee withholdings are not reconciled to the general ledger control accounts prior to filing such returns.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the material inadequacies described previously in this report, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Flonaghan & Co.

September 25, 2002

TO THE COMMISSIONER OF CORPORATIONS

STATE OF CALIFORNIA

Verification Form Pursuant to

Rules 260.241.2(b) and 350.535.1(b)

I, . Elizabeth Kabanek . , certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer .

Executed this 27 day of Sept., 2002,

at San Jose, California.

Elizabeth Kabanek

Elizabeth Kabanek
Senior Vice President & Compliance Officer

NEXT ADVISORS SECURITIES, LLC .
(Name of licensee)

. 192-3415 .
(File Number)